SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS

NOTE:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Modine Manufacturing Company Advisory Committee for Modine 401(k) Plans and Plan participants of the Modine 401(k) Retirement Plan for Hourly Employees Modine Manufacturing Company Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Hourly Employees (Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/Crowe Horwath LLP

Oak Brook, Illinois
June 26, 2012

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and December 31, 2010

	2011	2010
ASSETS

Investments, at fair value (Note 3) Participant-directed investments	$37,931,106	$46,255,008

Cash	25	28

Receivables:
Employer contribution	537,188	540,772
Employee contribution	29,517	26,458
Notes receivable from participants	723,745	628,928
Accrued interest and dividends	11,041	13,716
Total receivables	1,301,491	1,209,874

Total assets
	39,232,622	47,464,910
LIABILITIES

Accrued expenses	10,511	11,688

Net assets reflecting all assets at fair value	39,222,111	47,453,222

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,689)	(61,412)

Net assets available for benefits	$39,119,422	$47,391,810

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2011

Additions
Interest and dividend income
Interest	$148,036
Dividends	291,677
Total interest and dividend income	439,713

Contributions
Participant	1,608,508
Employer	537,188
Rollover contributions	85,064
Total contributions	2,230,760

Total additions	2,670,473

Deductions
Net depreciation in investments
Loss from Master Trust (Note 3)	5,762,362
Net depreciation in fair value of investments (Note 3)	813,655
Distributions to participants	4,129,207
Administrative costs	196,357
Total deductions	10,901,581

Net decrease before transfers	8,231,108
Transfers to other Plan (Note 8)	41,280
Net decrease in net assets available for benefits	8,272,388

Net assets available for benefits:
Beginning of year	47,391,810

End of year	$39,119,422

The accompanying notes are an integral part of the financial statements.

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

1.	Description of Plan

The following description of the Modine 401(k) Retirement Plan for Hourly Employees ("the Plan") provides only general information on the Plan.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.	General

The Plan is a 401(k) profit sharing plan covering all eligible Hourly employees of Modine Manufacturing Company and its U.S. subsidiaries (the “Company” or “Modine"), who have one hour of service.  Eligible employees who elect to participate are referred to as Participants.  The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan.  Participants direct investment of their contributions into various investment options offered by the Plan.  The Plan currently offers several investment alternatives.  Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits.  Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company makes contributions equal to 50% of Participant contributions which did not exceed 5% of total compensation.  The Company has the discretion to make an additional contribution and match all or any portion of the Participant’s contribution.  For the 2011 plan year, the Company contributed $537,188 in matching contributions.  The matching and discretionary contributions, if any, are invested based on the Participants’ investment elections for Participant contributions.

Participant and Company contributions are subject to certain statutory limitations.

C.	Participant Accounts

Each Participant account is credited with the Participant’s contributions and allocations of the Company’s matching contribution, the Company’s discretionary contribution, Plan earnings and charged with his or her withdrawals.  Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan.  The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant’s share of fund investments.  The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Participants were allowed to put no more than 20% of their payroll contributions into the Modine Stock Fund. Participants with more than 20% or more of their account balance in the Modine Stock Fund were not be allowed to transfer any of their balance into the Modine Stock Fund.

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NOTES TO FINANCIAL STATEMENTS, continued

1.	Description of Plan, continued

D.	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Participants become immediately vested upon retirement, death or disability. Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company’s contributions.  Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company’s contributions after three years of service, except as noted in Note 5 where certain employees were fully vested due to a partial plan termination.  All Thermacore, Inc. employees who were employed on or before December 31, 2001 were 100% vested in their Matching Account prior to the sale of Thermacore, Inc. on May 1, 2008.  A year of vesting credit is granted each anniversary of the employee’s hire date.

E.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less.  The maximum loan repayment term is five years, except for loans to purchase a primary residence.  Loans bear interest at the Marshall & Ilsley Bank prime rate plus 2% for general purpose loans and 15-year mortgage rate for home loans.  All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

F.	Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G.	Withdrawals

The Plan provides for both hardship and non-hardship withdrawals.  Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55.  Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

H.	Forfeited Accounts

Forfeited non-vested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions.  Forfeitures totaling  $6,405 were used to reduce plan year 2011 Employer Matching Contributions. At December 31, 2011 and 2010, there were forfeitures in the amount of $10,801 and $13,992, respectively, available to offset future contributions to the Plan.

I.	Administrative Expenses

Most expenses of administering the Plan are borne by the Plan.

J.	Trustee

As of December 31, 2011 and 2010, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A. (the “Trustee”), Milwaukee, Wisconsin.

Index

2.	Summary of Significant Accounting Policies

A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B.	Modine Manufacturing Company Stock Master Trust

A portion of the Plan’s investments are in the Modine Manufacturing Company Stock Master Trust Fund (Master Trust) which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by Modine Manufacturing Company.  Each participating retirement plan holds units of participation in the Master Trust.  The assets of the Master Trust are held by the Trustee.  Investments, investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interests in the participant-directed Modine Company Common Stock Fund.

C.	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies continued

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust as of December 31, 2011 and 2010.

Plan Interest in Master Trust:  The fair value of the Plan’s interest in the Master Trust reflects the Plan’s interest in the fair value of the underlying net assets of the Master Trust.

Modine common stock and mutual funds:  The fair values of mutual fund investments and Modine common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  The investment objective of the collective trust classified as fixed income is to achieve investment returns primarily from income and secondarily from capital appreciation.  The fixed income collective trust may invest a maximum of 30% of its assets in equity securities and no less than 70% of its assets in fixed income securities. The investment objectives of the collective trusts classified as equity funds are to achieve a blended investment return from income and capital appreciation.  The equity fund collective trusts will allocate between 30% and 70% of their assets to equity securities and may invest in money market deposit accounts, stable principal funds, domestic and international bond funds, small, mid and large capitalization domestic stock funds and international stock funds.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund: The fair value of participation units  in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The investment objective of the fund is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund.  The fund invests mainly in traditional and synthetic guaranteed investment contracts.  The stable value fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investment (other than interest in master trust)

Mutual Fund
Life Cycle	$1,903,891	$-
Fixed Income	956,452	-
Equity – Institutional Index Funds	6,646,806	-
Equity – Common Stock Funds	1,371,371	-
Equity – Mid Cap Funds	2,020,261	-
Equity – Small Cap Funds	2,883,904	-
Equity – Growth Funds	1,394,620	-
International	1,477,172	-
Collective Trust Funds
Stable Value	-	4,796,696
Fixed Income	-	1,606,722
Equity	-	3,751,288

	Fair Value Measurements at December 31, 2010 Using:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)
Investment (other than interest in master trust)

Mutual Fund
Life Cycle	$1,230,564	$-
Fixed Income	720,102	-
Equity – Institutional Index Funds	6,931,849	-
Equity – Common Stock Funds	1,486,616	-
Equity – Mid Cap Funds	2,275,240	-
Equity – Small Cap Funds	3,582,515	-
Equity – Growth Funds	1,600,404	-
International	1,825,726	-
Collective Trust Funds
Stable Value	-	4,734,485
Fixed Income	-	1,623,987
Equity	-	4,102,209

There were no significant transfers between Level 1 and Level 2 during 2011 or 2010.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

D.	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the Marshall Ilsley Stable Principal Fund.

E.	Risks and Uncertainties

The Plan and Master Trust invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

F.	Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

G.	Master Trust Investment

Investment in the Master Trust, consisting primarily of Modine Common Stock with a small amount in money market investments, is valued at this Plan’s proportionate share of the aggregate net asset value of the Master Trust’s assets.  The net asset value per unit is calculated by dividing the fund’s total fair value by the outstanding number of Participant units.  The units are updated daily based upon Participant activity.  At December 31, 2011 and 2010, the total number of units of the Master Trust was 2,011,650 and 2,162,996, respectively. The number of units and fair value of the Master Trust held by the Plan is as follows:

	December 31, 2011	December 31, 2010
Units	758,166	828,611
Net assets	$9,121,923	$16,141,310

H.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

I.	Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable.  Withdrawals and distributions are recorded when paid.

Index

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies, continued

J.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

3.	Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2011	December 31, 2010
M&I Stable Principal Fund (contract values: $4,694,007 and $4,673,073 for 2011 and 2010, respectively)	$4,796,696	$4,734,485

M&I Diversified Stock Fund	2,067,378	2,349,102

Vanguard Institutional Index	6,646,806	6,931,849

Wells Fargo Adv Small Cap	2,667,095	3,304,428

Modine Manufacturing Company Stock Master Trust Fund	9,121,923	16,141,311

*Did not meet the 5% threshold, however is presented for comparative purposes.

During 2011, the Plan’s investments held outside of the Master Trust depreciated in value by $(813,655) as follows:

Collective funds	$(72,091)
Mutual funds	(741,564)

$(813,655)

The Plan’s net investment loss in the Master Trust during 2011 was $(5,762,362).

4.	Master Trust Information

The Plan’s allocated share of the Master Trust’s net assets at December 31, 2011 and 2010 is as follows:

	Plan’s Share of Master Trust’s Net Assets
	2011	2010
Modine Manufacturing Company Stock Master Trust Fund	37.69%	38.31%

Index

NOTES TO FINANCIAL STATEMENTS, continued

4.	Master Trust Information, continued

The following net assets are held in the Master Trust at December 31, 2011 and December 31, 2010:

	2011	2010
Investments at fair value
Modine Common Stock	$23,301,060	$40,996,384
Money market mutual fund	902,037	1,138,536
Receivables (payables), net	211	170
Due from broker	-	-
Net Assets	$24,203,308	$42,135,090

Investment income (loss) for the Master Trust for the year ended December 31, 2011 is as follows:

Net depreciation in fair value of Modine Common Stock	$(15,117,794)
Interest	1,861
Total	$(15,115,933)

Investments measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2011 Using:
Quoted Prices in Active Markets for Identical Assets
(Level 1)
Investments:
Company common stock	$23,301,060
Money market mutual fund	$902,037

Fair Value Measurements at December 31, 2010 Using:
Quoted Prices in Active Markets for Identical Assets
(Level 1)

Investments:
Company common stock	$40,996,384
Money market mutual fund	$1,138,536

Index

NOTES TO FINANCIAL STATEMENTS, continued

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.  All Participants would become 100% vested upon Plan termination.

The Plan incurred a partial termination due to 20% or greater reduction in plan participation beginning 2009 and continuing through the first quarter of 2012 following reduction in force actions. Upon the partial termination, the Plan fully vested the employer contribution and discretionary contribution accounts of those active participants whose employment was terminated in conjunction with these actions. If a participant was already fully vested when his/her employment terminated, no additional action was implemented.

6.	Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes.  The Plan obtained its latest determination letter dated June 30, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  On January 28, 2011, the Plan applied for a new determination letter and has not yet received a favorable response from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  At December 31, 2011 and 2010, the Plan held units in collective funds trusteed or managed by BMO Financial Group, an affiliated company of Marshall & Ilsley Trust Company N.A.  Marshall & Ilsley Trust Company N.A. is the Plan Trustee and therefore, these investments and transactions therein are considered party-in-interest.

The Plan holds units in the Master Trust, which holds underlying assets including Modine Manufacturing Company stock and BMO Money Market Fund. Modine Manufacturing Company is the plan sponsor and BMO Financial Group is an affiliate of the Plan’s trustee; therefore, these investments and transactions therein are considered party-in-interest.  See Note 4 for the dollar value of Modine Manufacturing Company stock and the money market fund held by the Master Trust and the Plan’s share of the Master Trust assets. Dividends of $0 were paid on these shares during the year ended December 31, 2011.

Participants are also allowed to take notes from their accounts in the Plan.  These notes also qualify as party-in-interest transactions and totaled $723,745 and $628,928 at December 31, 2011 and 2010, respectively.

Index

NOTES TO FINANCIAL STATEMENTS, continued

7.	Party-In-Interest Transactions, continued

Professional fees for the administration and audit of the Plan for 2011 of $196,357 were paid by the Plan, including fees for investment services, audit services, loans, attorneys and certain other administrative expenses.  Investment management and transaction fees are charged to the Plan by investment managers, with these fees being reflected in the investment income reported by the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.	Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees.  Transfers reflected in the statement of changes in net assets available for benefits resulted from these types of transfers.

Index

SUPPLEMENTAL SCHEDULE

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

		Collective Funds
*	BMO Financial Group	Stable Principal Fund	**	$4,694,007
*	BMO Financial Group	Diversified Income Fund	**	1,606,722
*	BMO Financial Group	Growth Balanced Fund	**	1,683,910
*	BMO Financial Group	Diversified Stock Fund	**	2,067,378

		Mutual Funds
	Dimensional Fund Advisors LP	DFA Int Value Portfolio	**	128,139
	Dimensional Fund Advisors LP	DFA Emerging Markets	**	20,395
	Fidelity Advisor Series VIII	Fidelity Advisor Div Intl	**	1,276,929
	Vanguard Group Inc.	Vanguard Dev Mkt Index	**	26,774
	Vanguard Group Inc.	Vanguard Institutional Index	**	6,646,806
	Vanguard Group Inc	Vanguard Inflation Protected Securities	**	224,869
	Vanguard Group Inc	Vanguard Short Term Bond Index Fund	**	33,049
	American Funds, Inc.	Amer. Growth Fund	**	1,394,620
	Dodge and Cox	Dodge & Cox Stk Fund	**	1,371,371
	Goldman Sachs	Goldman Sachs Mid Cap	**	1,049,837
	Munder Capital Management	Munder Mid Cap Core Growth	**	850,634
	Vanguard Group Inc.	Vanguard Mid Cap Index	**	119,790
	Wells Fargo	Wells Fargo Adv Small Cap	**	2,667,095
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2015	**	196,535

Index

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), continued
December 31, 2011

Plan Sponsor:  Modine Manufacturing Company
EIN:  39-0482000
Plan Number:  025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2005	**	$2,716
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2010	**	123,485
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2020	**	547,258
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2050	**	62,097
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2045	**	35,955
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2035	**	172,632
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2025	**	293,488
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2030	**	355,293
	T. Rowe Price Associates Inc.	T. Rowe Price Retirement 2040	**	114,432
	Vanguard Group Inc.	Vanguard Small Cap	**	216,809
	PIMCO Funds	Pimco Total Return	**	449,924
	MFS	MFS International New Discovery	**	24,935
	Vanguard Group Inc.	Vanguard Intermediate Bond	**	248,610
		Other

*	Participant Loans	5.00 - 10.25% interest rate, various maturity dates through July 31, 2017	**	723,745

				$29,430,239

 * Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

Index

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K.  Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

6-27-12	/s/Kathleen T. Powers
Date	Kathleen T. Powers